

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 25, 2008

Stephen J. Perisutti, Senior Corporate Counsel
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115

Re: **The Sherwin-Williams Company**
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 033-28585
Definitive Proxy Statement on Schedule 14A
Filed March 5, 2008
File No. 033-28585

Dear Mr. Perisutti:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 6

1.   In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the

requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Item 3. Legal Proceedings, page 12

2.   In future filings, please quantify the relief sought in each of the material legal proceedings you describe that are still pending. If this information is not available, disclose how many claimants in the litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc. Please see Item 103 of Regulation S-K.

Proxy Statement for 2008 Annual Meeting

Compensation Discussion and Analysis, page 19

Base Salary, page 22

3.   In future filings, please disclose how you determined the maximum amount of the range for merit salary increases.

Annual Cash Incentive Compensation, page 23

4.   You disclose that "[t]arget levels for financial performance goals are generally set at a level that *show improvement* over the prior year (emphasis added)." In future filings, please disclose what you mean by "show improvement." In doing so, among other things you may wish to address whether any improvement over the prior year, regardless of its magnitude, would be sufficient to satisfy the standard.

5.   We note your statement on page 24 that disclosure of the target levels for Mr. Oberfeld's performance goals relating to Paint Stores Group profit before taxes, return on sales and gallons sold would have caused the company competitive harm. Please tell us how competitors may be able to determine details about the company's product pricing based on these performance targets and explain how this would affect you differently than other companies who disclose performance targets. In preparing your response, please take note of the guidance contained in Instruction 4 to the Instructions to Item 402(b) of Regulation S-K.

6.   In future filings, if you properly withhold target levels or other factors relating to annual cash incentive compensation, please disclose how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed target levels or factors. In this regard, we believe that only noting that goals were set at amounts that exceeded the prior year results generally would be insufficient disclosure, as Instruction 4

to the Instructions to Item 402(b) of Regulation S-K contemplates a discussion of how difficult it would be to achieve the undisclosed target levels or other factors.

Long-term Equity Incentive Compensation, page 25

7. In future filings, please disclose how you calculate "average return on average equity."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Brigitte Lippmann, senior staff attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director